Exhibit 99.77

American Lithium Corp.

Suite 710, 1030 West Georgia Street

Vancouver, British Columbia, V6E 2Y3, Canada

Telephone: (604) 428-6128

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of American Lithium Corp. (the “Company”) will be held on Monday, August 22, 2022 at 10:00 a.m. (Vancouver time) at Suite 710, 1030 West Georgia Street, Vancouver, British Columbia, and by teleconference, for the following purposes:

(a)	to receive the audited consolidated financial statements of the Company as at and for the financial years ended February 28, 2022 and 2021, together with the reports of the auditor thereon;

(b)	to appoint Ernst & Young LLP, Chartered Professional Accountants as auditor of the Company for the ensuing year and authorize the board of directors to fix the remuneration of the auditor;

(c)	to fix the number of the directors of the Company for the ensuing year at six (6);

(d)	to elect directors to hold office for the ensuing year;

(e)	to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution ratifying the adoption of a new omnibus incentive plan (the “Compensation Plan”), as more particularly described in the accompanying Information Circular;

(f)	to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution by the disinterested shareholders ratifying the grant of an aggregate of 3,125,000 restricted share units previously approved by the board of directors of the Company, as more particularly described in the accompanying Information Circular; and

(g)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The accompanying information circular (“Circular”) provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

The Company is offering shareholders the opportunity to participate in the Meeting by way of teleconference. Registered shareholders, or proxyholders representing registered shareholders, participating in the Meeting by way of teleconference will be considered present in person at the Meeting for the purposes of determining quorum. Shareholders wishing to participate by teleconference may do so by dialing the following conference line, and entering the conference ID set forth below:

Conference Line: 1.866.651.2727
Conference ID: 6355630

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the information circular.

In light of the ongoing concerns related to the COVID-19 pandemic, the Company asks that Shareholders follow the current instructions and recommendations of federal, state and local health authorities when considering attending the Meeting. While it is not known what the situation with COVID-19 will be on the date of the Meeting, the Company will adhere to all government and public health authority recommendations and restrictions in order to support efforts to reduce the impact and spread of COVID-19. As such, in order to mitigate potential risks to the health and safety of our communities, Shareholders, employees and other stakeholders, the Company is urging all Shareholders to vote by proxy in advance of the Meeting and not to attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted. The Company will follow the guidance and orders of government and public health authorities in that regard, including those restricting the size of public gatherings.

We strongly encourage Shareholders to attend the Meeting via teleconference and to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 10:00 a.m. (Vancouver time) on August 18, 2022, as voting will not be available via telephone on the day of the Meeting.

As set out in the notes, the enclosed proxy is solicited by management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

Shareholders who wish to attend the Meeting in person must call the Company at (604) 428-6128 at least 48 hours prior to the date of the Meeting for further instructions on in-person attendance procedures.

DATED this 15th day of July, 2022.

By order of the Board of Directors.

AMERICAN LITHIUM CORP.

/s/ “Simon Clarke”
Simon Clarke
Director and Chief Executive Officer